Exhibit (d)(27)(ii)

AMENDMENT NO. 2 TO INVESTMENT ADVISORY AGREEMENT

This Amendment No. 2 to the Investment Advisory Agreement (the “Agreement”) dated August 4, 2017, as amended, by and between Massachusetts Financial Services Company (the “Adviser”) and Brighthouse Investment Advisers, LLC (the “Manager”), with respect to the MFS® Research International Portfolio, a series of Brighthouse Funds Trust I, is entered into effective the 1st day of November, 2025.

WHEREAS the Agreement provides for the Adviser to provide certain investment advisory services to the Manager, for which the Adviser is to receive agreed upon fees; and

WHEREAS the Manager and the Adviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Manager and the Adviser hereby agree that the Agreement is amended as follows:

1.  Schedule A of the Agreement hereby is amended to change the Adviser’s fee to the following:

Percentage of average daily net assets

MFS® Research International Portfolio	0.275% of the first $1 billion
0.250% of the next $500 million
0.225% of such assets over $1.5 billion

2.  All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the 24th day of November, 2025 and effective as of November 1, 2025.

BRIGHTHOUSE INVESTMENT ADVISERS, LLC		MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ Kristi Slavin	By:	/s/ Sean Kenney

Name: Kristi Slavin		Name: Sean Kenney
Title: President		Title: Authorized Signer